September 23, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	FG New America Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-248429

VIA EDGAR

Ladies and Gentlemen:

On September 22, 2020, the undersigned requested acceleration of the effective date and time of the above-referenced Registration Statement to Wednesday September 23, 2020, at 4:00 p.m., or as soon thereafter as practicable. The undersigned hereby withdraw such request until further notice.

[Signature page follows]

Very truly yours,

THINKEQUITY, A DIVISION OF FORDHAM FINANCIAL MANAGEMENT, INC.

By:	/s/ Kevin Mangan
Name: Kevin Mangan
Title: Managing Director, Head of Equity Syndicate

PIPER SANDLER & CO.

By:	/s/ Stephen McAuley
Name: Stephen McAuley
Title: Managing Director